SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                    Under the Securities Exchange Act of 1934

                                  SCHEDULE 13G
                  (Under the Securitites Exchange Act of 1934)
                                (Amendment No. )


                                   GenTek Inc.
                                (Name of Issuer)

                          Common Stock, $0.01 par value
                         (Title of Class of Securities)

                                    37245X203
                                 (CUSIP Number)


                               August 25,, 2004
             (Date of Event which Requires Filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this
Schedule is filed:

[   ]   Rule 13d-1(b)
[ X ]   Rule 13d-1(c)
[   ]   Rule 13d-1(d)

                                  Schedule 13G

(CUSIP Number): 37245X203

1   NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                      Mellon HBV Alternative Strategies LLC
    ----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*  (a)    (b) X
    ----------------------------------------------------------------------------
3   SEC USE ONLY
    ----------------------------------------------------------------------------
4   CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States of America
    ----------------------------------------------------------------------------
             NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH
    ----------------------------------------------------------------------------
5   SOLE VOTING POWER
                      516,224
    ----------------------------------------------------------------------------
6   SHARED VOTING POWER
                      0
    ----------------------------------------------------------------------------
7   SOLE DISPOSITIVE POWER
                      516,224
    ----------------------------------------------------------------------------
8  SHARED DISPOSITIVE POWER
                      0
    ----------------------------------------------------------------------------
9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING PERSON
                     516,224
    ----------------------------------------------------------------------------
10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

    ----------------------------------------------------------------------------
11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                      5.1%
    ----------------------------------------------------------------------------
12  TYPE OF REPORTING PERSON*
                      IA
    ----------------------------------------------------------------------------

                                                              Page 3 of 6 Pages
                                  SCHEDULE 13G

     Introduction: The Reporting Person makes this filing on the Schedule 13G to change the Form of Schedule on which beneficial ownership is being reported.

Item 1.
                  (a)      Name of Issuer:

                           GenTek Inc. (the "Company")

                  (b)      Address of Issuer's Principal Executive Office:

                           90 East Halsey Road, Parsippany, NJ 07054

Item 2. Name of Person Filing

                  (a)      Name of Person Filing:

                           Mellon HBV Alternative Strategies LLC

                  (b)      Address of Principal Office:

                           200 Park Avenue

                           Suite 3300

                           New York, New York 10166-3399

                  (c)      Citizenship/Organization:

                    The  Reporting  Person  is  a  Delaware  limited   liability
                         company.

                  (d)      Title Class of Securities:  Common Stock

                  (e)      CUSIP Number:  37245X203



Item 3. If Statement is filed pursuant to Rules 13(d)-1(b) or 13d-2(b), check whether Person Filing is a

                           Not Applicable.

                                                         Page 4 of 6 Pages
Item 4. Ownership.
                  (a)      Amount Beneficially Owned:

     The Reporting Person owns 516,224 shares of the Company's Common Stock (the "Shares"). The Reporting Person serves as investment adviser of Mellon HBV Master Rediscovered Opportunities Fund L.P., Mellon HBV Master Multi-Strategy Fund L.P., Axis RDO Ltd. and HFR DS Performance Master Trust (collectively, the "Clients"). None of the Clients individually owns more than 5% but the Clients collectively hold the Shares. The Reporting Person has sole voting and dispository power of the shares of the Company's Common Stock held by each Client.

                  (b)      Percentage of Class:

                           5.1%

                  (c)      Number of Shares of Which Such Person Has:

                           (i) Sole Voting Power:

                                    516,224 shares

                           (ii) Shared Voting Power

                                    none

                           (iii) Sole Dispositive Power:

                                    516,224 shares

                           (iv) Shared Dispositive Power:

                                    none



Item 5. Ownership of Five Percent or Less of a Class. Not Applicable.

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

     The Reporting Person serves as investment adviser of the Clients. The Reporting Person has sole voting and dispository power of the shares of the Company's Common Stock held by each Client.

Item 7. Identification and Classification of Members of the Subsidiary Which Acquired the Securities Being Reported on by the Parent Holding Company. Not applicable.

Item 8.   Identification  and  Classification  of  Members  of  the  Group.  Not
     Applicable.

Item 9. Notice of Dissolution of Group. Not Applicable.

                                                              Page 5 of 6 Pages

Item 10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                                               Page 6 of 6 Pages


                                    SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  September 28, 2004

                                 MELLON HBV ALTERNATIVE STRATEGIES LLC

                                 By:/s/ WILLIAM F. HARLEY III
                                 Name:  William F. Harley III
                                 Title:  President and Chief Executive Officer